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                                                                    EXHIBIT 99.3

                         FORM OF LETTER TO SHAREHOLDERS

                      FAMILY STEAK HOUSES OF FLORIDA, INC.
                             2113 Florida Boulevard
                          Neptune Beach, Florida 32266

                             _________________, 2001

Dear Shareholder:

         Enclosed are the Prospectus and other materials relating to the Rights Offering by Family Steak Houses of Florida, Inc. Please carefully review the Prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Family Steak Houses of Florida, Inc. Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the Prospectus. You should also refer to the detailed Instructions for Use of Family Steak Houses of Florida, Inc. Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

You will receive a non-transferable Subscription Right to purchase one share of Common Stock for two shares of Family Steak Houses of Florida, Inc. Common Stock you owned of record on _____________, 2001. For example, if you own 100 shares of Common Stock, you will receive Subscription Rights to purchase an additional 50 shares of Common Stock. This right is referred to as the Basic Subscription Privilege. No fractional rights will be issued and any fractions will be rounded up to the next whole number.


If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than the total of shares available, shares purchased through the Over-Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by those over-subscribing shareholders through the Basic Subscription Privilege, as more fully described in the Prospectus.


The Rights Offering expires at 5:00 p.m., Eastern Time, on ______________, 2001 unless extended. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.



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If you do not exercise your Subscription Rights, your ownership in Family Steak
Houses of Florida, Inc. may be diluted. Please see the discussion of risk factors beginning on page 6 of the Prospectus which includes a discussion of dilution.


The Company is making no recommendation with respect to the Rights Offering. However, for those of you who wish to increase your share ownership in the Company, the Rights Offering gives you an opportunity to do so without payment of commissions or other charges.

If you have any questions concerning the Rights Offering, please feel free to contact Edward B. Alexander at (904) 249-4197.

                                           Sincerely,

                                           ----------------------------------
                                           Glen F. Ceiley
                                           Chairman of the Board